# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha and Omega Semiconductor Limited, CIK 0001387467
CUSIP: G6331P104
Title of class of securities: Common Share
Address of issuer's principal executive offices: 475 Oakmead Parkway, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001511393

## Reporting persons
- Mike F. Chang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,436,169; shared voting power 776,032; sole dispositive power 3,436,169; shared dispositive power 776,032; aggregate amount beneficially owned 4,212,201 (13.9% of the class)

## Item 1. Issuer
Name of issuer: Alpha and Omega Semiconductor Limited
Address of issuer's principal executive offices: 475 Oakmead Parkway, Sunnyvale, California, 94085

## Item 2. Person Filing
Name of person filing: Mike F. Chang
Address of principal business office or, if none, residence: c/o Alpha and Omega Semiconductor Limited, 475 Oakmead Parkway, Sunnyvale, California 94085
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, the aggregate amount beneficially owned by the Reporting Person is 4,212,201 common shares of the Issuer. The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 3,436,169 common shares, and shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 776,032 common shares.
Percent of class: The Reporting Person beneficially owned approximately 13.9% of the outstanding common shares of the Issuer, which is calculated based on 30,253,076 common shares issued and outstanding as of June 30, 2026, as disclosed by the Issuer to the Reporting Person.
Sole power to vote or to direct the vote: 3,436,169
Shared power to vote or to direct the vote: 776,032
Sole power to dispose or to direct the disposition: 3,436,169
Shared power to dispose or to direct the disposition: 776,032

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Not applicable.

## Signatures
- Mike F. Chang: Mike F. Chang, Mike F. Chang / Director (08/10/2026)